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                             June 29, 2023

       Adriano Rudek de Moura
       Chief Financial Officer
       Energy Company of Paran
       Rua Jos   Izidoro Biazetto, 158     bloco A
       81200-240 Curitiba
       Paran  , Brazil

                                                        Re: Energy Company of
Paran
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-14668

       Dear Adriano Rudek de Moura:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Exhibits
       Exhibit 13.2 Certification of our Chief Financial Officer, pursuant to
Section 906 of the
       Sarbanes-Oxley Act of 2002, page 155

   1. We note that the certification provided by your Chief Financial Officer at Exhibit 13.2 references your Form
20-F for the fiscal year ended December 31, 2021, rather than your
                                                        Form 20-F for the
fiscal year ended December 31, 2022.

                                                        Please file an
amendment to your Form 20-F to provide the certifications required by Rule
                                                        13a-14(b) of Regulation
13A, applicable via Instruction 13 to Item 19 of Form 20-F.

                                                        Please ensure that your
amendment includes the entire periodic report, explanatory note, updated signature page,
and updated certifications.
 Adriano Rudek de Moura
Energy Company of Paran
June 29, 2023
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Yong Kim,
Staff Accountant at (202) 551-3323 with any questions.



FirstName LastNameAdriano Rudek de Moura                  Sincerely,
Comapany NameEnergy Company of Paran
                                                          Division of
Corporation Finance
June 29, 2023 Page 2                                      Office of Energy &
Transportation
FirstName LastName